CUSIP No. 87073T 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Swift Energy Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87073T 105

(CUSIP Number)

David B. Charnin

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87073T 105

1.	Name of Reporting Person. Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,655,319 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,655,319 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,655,319 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 36.6% (2)

14.	Type of Reporting Person OO

(1) Consists of 3,655,319 shares beneficially owned by Strategic Value Partners, LLC (i) as the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, (ii) as the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, and (iii) as the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Special Situations Offshore Fund III-A, L.P., which has an ownership interest in SVMF 71 LLC.  SVMF 71 LLC directly owns the 3,655,319 shares of Swift Energy Company.

(2) Based on 10,000,000 shares of Common Stock outstanding as of April 22, 2016.

CUSIP No. 87073T 105

1.	Name of Reporting Person. SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,655,319 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,655,319 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,655,319 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 36.6% (2)

14.	Type of Reporting Person OO

(1) Consists of 3,655,319 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, which directly owns the 3,655,319 shares of Swift Energy Company.

(2) Based on 10,000,000 shares of Common Stock outstanding as of April 22, 2016.

CUSIP No. 87073T 105

1.	Name of Reporting Person. SVP Special Situations III -A LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,655,319 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,655,319 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,655,319 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 36.6% (2)

14.	Type of Reporting Person OO

(1) Consists of 3,655,319 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Special Situations Offshore Fund III-A, L.P., which has an ownership interest in SVMF 71 LLC, which directly owns the 3,655,319 shares of Swift Energy Company.

(2) Based on 10,000,000 shares of Common Stock outstanding as of April 22, 2016.

CUSIP No. 87073T 105

1.	Name of Reporting Person. Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,655,319 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,655,319 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,655,319 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 36.6% (2)

14.	Type of Reporting Person IN

(1) Consists of 3,655,319 shares beneficially owned by Strategic Value Partners, LLC (i) as the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, (ii) as the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, and (iii) as the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Special Situations Offshore Fund III-A, L.P., which has an ownership interest in SVMF 71 LLC.  SVMF 71 LLC directly owns the 3,655,319 shares of Swift Energy Company.   Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC.

(2) Based on 10,000,000 shares of Common Stock outstanding as of April 22, 2016.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Swift Energy Company, a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 17001 Northchase Drive, Suite 100, Houston, Texas 77060.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) Strategic Value Partners, LLC, a Delaware limited liability company (“SVP”), SVP Special Situations III LLC, a Delaware limited liability company  (“SVP III”), SVP Special Situations III-A LLC, a Delaware limited liability company (“SVP III-A”), and Victor Khosla (each, a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), however this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

The shares of Common Stock reported herein as beneficially owned by SVP are directly held by SVMF 71 LLC, a Delaware limited liability company (“SVMF 71”).  SVP is the investment manager of, and exercises investment discretion over, Strategic Value Master Fund, Ltd., a Cayman Islands exempted company, which has an ownership interest in SVMF 70 LLC, a Delaware limited liability company (“SVMF 70”), which has an ownership interest in SVMF 71. SVP is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP III are directly held by SVMF 71. SVP III is the investment manager of, and exercises investment discretion over, Strategic Value Special Situations Master Fund III, L.P., which has an ownership in SVMF 70, which has an ownership interest in SVMF 71. SVP is the managing member of SVP III.  SVP III is indirectly majority owned and controlled by Mr. Khosla.

The shares of Common Stock reported herein as beneficially owned by SVP III-A are directly held by SVMF 71. SVP III-A is the investment manager of, and exercises investment discretion over, Strategic Value Special Situations Offshore Fund III-A, L.P., a Cayman Islands exempted limited partnership, which has an ownership interest in SVMF 71. SVP is the managing member of SVP III-A.  SVP III-A is indirectly majority owned and controlled by Mr. Khosla.

(b) The principal business address of each Reporting Person is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

(c) Set forth in Exhibit B hereto are the names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Khosla and the persons set forth in Exhibit B are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the Common Stock beneficially owned by the Reporting Persons was the working capital, or funds available for investment, of Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund III, L.P.,  Strategic Value Special Situations Offshore Fund III-A, L.P., SVMF 70 LLC and SVMF 71 LLC. (collectively, the “Funds”).

Item 4. Purpose of Transaction.

The Funds acquired the Common Stock for investment purposes and in the ordinary course of their investment trading business. Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) On April 22, 2016, the Funds received an aggregate of 3,655,319 shares of Common Stock pursuant to that certain Joint Plan of Reorganization (the “Plan”), which as amended, was confirmed by the United States Bankruptcy Court for the district of Delaware on March 31, 2016.

(d) Except as described in this statement, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement

Exhibit B — Executive Officers, Directors and Control Persons of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

By:	/s/ Victor Khosla
	Name:	Victor Khosla

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

May 2, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

By:	/s/ Victor Khosla
Victor Khosla

CUSIP No. 87073T 105

EXHIBIT B

EXECUTIVE OFFICERS, DIRECTORS AND
CONTROL PERSONS OF THE REPORTING PERSONS

Name and Address	Present Principal Occupation and Employment

Victor Khosla Chief Investment Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Chief Investment Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC

James Dougherty Fund Chief Financial Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Fund Chief Financial Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC

Edward Kelly Chief Operating Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	Chief Operating Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC

David Charnin General Counsel and Chief Compliance Officer c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830	General Counsel and Chief Compliance Officer of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC